Ocean Group plc

                                                                  27 August 1999

                  OCEAN COMPLETES (pound)143m TENDER OFFER FOR
                         LEADING USA LOGISTICS BUSINESS

Ocean Group plc, one of the world's leading global logistics companies, today announced the successful completion of the tender by its indirect subsidiary, MSAS Acquisition Corporation, for all outstanding shares of Mark VII, Inc, a NASDAQ quoted multi-modal transportation logistics company, at $23.00 per share. Ocean announced the terms of the offer on 27 July 1999.

The tender offer expired at 12:00 midnight, New York City time, on Thursday, 26 August 1999. Following expiration of the Offer, MSAS Acquisition Corporation accepted for payment all shares validly tendered and not withdrawn pursuant to the Offer. Ocean has been advised by the depositary for the Offer that as at the expiration of the Offer 9,259,566 shares of Mark VII common stock were validly tendered and not withdrawn (including 16,963 shares tendered pursuant to the procedures for guaranteed delivery), representing 98.95% of total shares outstanding. Ocean plans to acquire the remaining Mark VII common shares at $23.00 per share through a cash merger of MSAS Acquisition Corporation into Mark VII, expected to be completed shortly.

The cash offer at $23 per share values the company at $227m ((pound)143m). The consideration will be satisfied out of Ocean's existing cash reserves and new banking facilities.

                                    - ENDS -

For further information please contact:

      John Allan, Chief Executive                     Tel: 01344 744363
      John Coghlan, Finance Director                  Tel: 01344 744406
      Ian Smith, Group Commercial Director            Tel: 01344 744407
      Tony Lascelles, Company Secretary and           Tel: 01344 744409
      Director of Corporate Affairs

         Further information on Ocean Group plc and its businesses is available on Ocean's website: www.oceangroup.uk.com
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                               Notes for Editors 1
                                    Mark VII

Mark VII, one of the largest non-asset based third-party logistics companies in the USA, has shown rapid growth in recent years and in 1998 achieved revenues of $725m. Operating income has grown from $6.8m in 1994 to $16.6m in 1998, a compound annual growth rate of over 25%. The business started in transport brokerage covering road, rail and some sea freight. More recently it has grown its transportation logistics business which now accounts for 37% of revenues. The company is headquartered in Memphis where the majority of its 360 personnel are based. In addition it has a network of 125 company and agency branch offices in 35 states with an extensive customer list including Alcan Aluminium, BASF, Frito Lay, Marriott International, Mobil Oil and Occidental Chemicals. At the end of 1998 the company had shareholders funds of $41.2m.

In the announcement of the offer on 27 July 1998 John Allan, Ocean's Chief Executive, said, "One of the key strands of our global strategy is to build our North American logistics capabilities. Following the recent acquisition of Skyking, which gave us a US domestic airfreight offering, and Fenton, which built up our US customs broking activity, Mark VII's transport management capability will significantly enhance our provision of integrated logistics solutions for our multi-national customers. In addition, we plan to apply the Mark VII transportation logistics model to MSAS Global Logistics businesses in other territories."

Mr Allan continued: "Mark VII has a strong management team and I am delighted that this team will be remaining with the company and working with us to further strengthen our growing US presence."

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                               Notes for Editors 2
                                 OCEAN GROUP plc

Ocean is a world leader in global integrated logistics with over 16,000 employees, an annual turnover exceeding (pound)1.3 billion and a market capitalisation of (pound)1.5 billion.

Ocean's main businesses

MSAS Global Logistics brings together all the Group's logistics businesses under a unified identity to meet customer needs for a single, seamless organisation offering customised programmes from a broad range of supply chain capabilities:
Global transportation, regional distribution, inventory control, warehousing, value added services - including product assembly, configuration, testing, repair, after-sales service - and information management.

The global service network extends across more than 550 locations in 112 countries and employs over 14,000 people. Customers include many of the world's leading multi-national companies.

The principal businesses under MSAS Global Logistics are:

International Logistics Management

MSAS, one of the world's top three airfreight forwarders which also provides seafreight, customs brokerage and related logistics services, Skyking, a US domestic airfreight forwarder and Fenton, a US customs broker

Mercury and Higgs International, UK market leaders in the provision of worldwide mailing and distribution of printed matter and Marken, an international premium express courier business

Contract Logistics

McGregor Cory, a major contract logistics operator with 37 operating locations across six EU countries and Intexo, a leading European gateway logistics operator providing value-added services to the high technology and healthcare sectors with 15 major logistics centres.

Marine & Environmental

Cory Towage is an international marine services supplier operating 60 tugs worldwide and employing 400 people. Towage services include harbour and terminal work, fire-fighting and pollution control services, vessel escorting and coastal towage. Related marine services include workboats, pilotage, linehandling, SPM/navigational aid maintenance, newbuild supervision, training and consultancy.

Currently the company operates in the UK, where it is the second largest towage provider, Ireland, Canada, South America, the Middle East and the Baltic, serving 25 commercial ports and 12 oil terminals.

Cory Environmental is one of the UK's leading environmental service companies, employing 1,600 people. Its waste management activities include the operation of long-term contracts for the landfill disposal of waste for London, Gloucestershire, Essex and Kent together with landfill sites, waste transfer stations and a tug and barge fleet on the River Thames handling c 15% of London's municipal waste. Its municipal services business provides refuse collection, street cleansing, recycling and ancillary services to 8 local authorities.